UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ESAB Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29605J106

(CUSIP Number)

Scott Brannan

11790 Glen Road

Potomac, MD 20854

(301) 299-2225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29605J106

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Mitchell P. Rales
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,216,817
	8	Shared Voting Power None
	9	Sole Dispositive Power 3,216,817
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,216,817
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%2
14	Type of Reporting Person (See Instructions) IN

1	Based on 60,043,543 shares of the Company’s common stock outstanding as of July 1, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2022

EXPLANATORY NOTE

This Statement on Schedule 13D (the “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) to report the Reporting Person’s beneficial ownership of the common stock, par value $0.001 per share of ESAB Corporation, a corporation organized under the laws of the state of Delaware (the “Company”).

Item 1.	Security and Issuer

This Statement relates to the common stock, par value $0.001 per share of the Company. The Company’s principal executive offices are located at 900 Rose Avenue, 8th Floor, North Bethesda, Maryland 20852.

Item 2.	Identity and Background.

(a)	Name. The name of the Reporting Person is Mitchell P. Rales.

(b)	Business Address. The business address of the Reporting Person is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, DC 20037-1701.

(c)

Occupation and Employment. The Reporting Person currently serves on the Boards of Directors of the Company, Danaher Corporation, and Enovis Corporation. The Reporting Person is also the Chairman of the Board of Directors of Company and the Board of Directors of Enovis Corporation. Danaher Corporation is located at 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington DC 20037 and Enovis Corporation is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

(d)	Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On April 4, 2022 (the “Distribution Date”), after market close of the New York Stock Exchange (“NYSE”), the previously announced separation (the “Separation”) of the Company from Enovis Corporation (formerly known as Colfax Corporation) (“Enovis”) was completed. The Separation of the Company, which comprises the fabrication technology business, from Enovis, which comprises the specialty medical technology business, was achieved through Enovis’ pro rata distribution of 90% of the outstanding shares of the Company’s common stock to holders of record of Enovis common stock as of the close of business on March 22, 2022 (the “Record Date“). Each holder of record of Enovis common stock received one share of the Company’s common stock for every three shares of Enovis common stock held at the close of business on the Record Date (the “Distribution”). In lieu of fractional shares of ESAB, stockholders of Enovis received cash.

The Reporting Person was a co-founder of Enovis and served as a director since its founding. The Reporting Person, who beneficially owned approximately 9,650,457 shares of Enovis common stock on the Record Date, received 3,216,817 shares of the Company’s common stock in connection with the Separation.

Following the completion of the Separation, the Company became an independent, publicly-traded company, and Enovis retained a 10% ownership interest in the Company. On April 5, 2022, the Company’s common stock began trading on the NYSE under the ticker symbol “ESAB.”

Item 4.	Purpose of Transaction

All shares held by the Reporting Person are held by the Reporting Person for investment purposes. The Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, the Reporting Person may, from time to time, retain, transfer, gift, or sell all or a portion of his shares in the open market or in privately negotiated transactions. Any actions that the Reporting Person might undertake will depend upon his review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company’s business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

Other than as may have arisen in his capacity as a director of the Company, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. To the extent the Reporting Person may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director of the Company, the Reporting Person does not expect to disclose such developments of his involvement by amending this Statement.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Person is the beneficial owner of 3,216,817 shares of common stock representing approximately 5.4% of the 60,043,543 shares outstanding, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022. The Reporting Person’s ownership consists of 2,000,000 shares owned by a limited liability company of which the Reporting Person is the trustee of the sole member, 9,632 shares owned by the Reporting Person’s two minor children, 226,421 shares held by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee, 8,333 shares attributable to the Reporting Person’s 401(k) account, 66,666 shares owned by a charitable foundation of which the Reporting Person is a director, and 905,765 shares owned directly. The Reporting Person disclaims beneficial ownership of all shares that are owned directly or indirectly by his spouse and by Steven M. Rales, his brother.

All of the shares of the Company’s common stock held by the limited liability company of which the Reporting Person is the trustee of the sole member are pledged to secure lines of credit with certain banks and the entity and the Reporting Person are in compliance with these lines of credit.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item incorporates by reference the information in Item 4 and Item 5 hereof. There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as set forth below.

Registration Rights Agreement

The Company, the Reporting Person, and Steven M. Rales (together with the Reporting Person, the “Rales Holders”) entered into a Registration Rights Agreement in connection with the Separation. Pursuant to the agreement, the Rales Holders and their permitted transferees have certain registration rights for the resale of certain shares of the Company’s common stock, as set forth below. Such registration rights will become available to the Rales Holders one year after the Distribution and will terminate when (i) such Rales Holder (and any of its Rule 144 affiliates, if any) holds less than 1% of the outstanding common stock, and (ii) all shares of common stock held by such Rales Holder are eligible to be sold in a 90-day period without restriction under Rule 144.

Demand registration

After one year post distribution, the Rales Holders will be entitled to certain demand registration rights. The Rales Holders may request that the Company effect a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) of all or part of such Rales Holder’s common stock provided that such request for registration has a then-current market value of at least $25 million. In the event of a demand registration, the Company will be required to maintain the continuous effectiveness of the applicable registration statement for a period of at least 180 days after the effective date or such shorter period in which all shares of common stock included in such registration statement have been sold.

Piggy-back registration

After one year from the Distribution, the Rales Holders will be entitled to certain piggy-back registration rights. If the Company proposes to file a registration statement under the Securities Act relating to the offering of its common stock, either for the Company’s own account or for the account of other holders, in connection with such offering, the Rales Holders will be able to request that the Company include their respective common stock in such registration. As a result, whenever the Company proposes to file a registration statement under the Securities Act, the Rales Holders will be entitled to notice of the registration and have the right, subject to certain limitations, to include their common stock in the registration. The Company will have the right to terminate or withdraw any registration initiated by it prior to the effectiveness of such registration statement whether or not any Rales Holders have elected to include their common stock in such Registration Statement without any liability on the part of the Company; provided, however, that the Company will be responsible for paying any registration expenses in connection with such filing or proposed filing other than any fees or disbursements of counsel to the Rales Holders which shall be the sole obligation of the Rales Holders.

Form S-3 registration

After one year from the Distribution, so long as the Company is eligible to file a registration statement on Form S-3, the Rales Holders will be entitled to certain Form S-3 registration rights. The Rales Holders will be able to request that the Company file a registration statement on Form S-3 for a public offering of their common stock provided that such request must reasonably anticipate aggregate proceeds of at least $25 million. The Rales Holders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, the Company will not be required to take any action if it has effected a demand registration or S-3 registration within the 180-day period immediately preceding the date of such request. The Company will use its reasonable best efforts to keep such Form S-3 registration statement continuously effective under the Securities Act until the earlier of (i) the date as of which all common stock held by the Rales Holders have been sold pursuant to the S-3 registration statement or another registration statement filed under the Securities Act and (ii) the date as of which each of the Rales Holders is permitted to sell its common stock without registration pursuant to Rule 144 under the Securities Act or volume limitations or other restrictions on transfer.

Registration expenses

Except as otherwise provided in the agreement, the Rales Holders will be responsible for all registration expenses in connection with all registrations pursuant to the agreement. In addition, the Rales Holder shall pay all underwriting discounts and fees, brokerage and sales commissions, and transfer and documentary stamp taxes, if any, and all fees and expenses of counsel to such Rales Holder.

The summary of the Registration Rights Agreement included herein is qualified in its entirety by the text of the agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

Exhibit 99.1	Form of ESAB Corporation Registration Rights Agreement, among ESAB Corporation, Mitchell P. Rales and Steven M. Rales (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to ESAB Corporation’s Registration Statement on Form 10 (File No. 001-41297) as filed with the Commission on March 11, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2022
Date

/s/ Mitchell P. Rales
Signature

Mitchell P. Rales
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)